EXHIBIT 99.1

Endeavour Silver Announces Filing of NI 43-101 Reports on Guanacevi and Bolanitos Projects

VANCOUVER, British Columbia, Jan. 19, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) announces today that it filed two technical reports (the “Technical Reports”) prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The Technical Reports are titled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” and “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico”. Both Technical Reports have an effective date of December 31, 2020 and support the disclosure made by the Company in its February 3, 2021 news release announcing the updated 2020 Mineral Reserve and Resource Estimates. There are no material differences in the Technical Reports from the information disclosed in the February 3, 2021 news release and the date of this filing.

The Technical Reports are available for download under the Company's profile on SEDAR (www.sedar.com) and on the Company's website (www.edrsilver.com).

About Endeavour Silver
Endeavour Silver is a mid-tier precious metals mining company that operates two high-grade, underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  The Company’s philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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